Exhibit 99.58

GOLDMINING INC.

(the "Company")

Annual General and Special Meeting May 23, 2019

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of the Company held on May 23, 2019 (the "Meeting") and the outcome of such votes.

	Description of Matter	Votes by Ballot

1.

Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

N/A

a. Amir Adnani b. Garnet Dawson c. Mario Bernardo Garnero d. David Kong e. Gloria Ballesta f. Hon. Herb Dhaliwal

2.

Ernst & Young LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.

N/A

3.

The Second Amended and Restated Stock Option Plan of the Company, in the form substantially set forth in the Company’s management information circular, was ratified, affirmed and approved. The percentages of votes cast in favour of, and withheld, in respect of the approval of the Second Amended and Restated Stock Option Plan were as follows (based on proxies voted at the meeting).

		For Against	91.15% 8.85%

4.

The Restricted Share Plan of the Company, in the form substantially set forth in the Company’s management information circular, was ratified, affirmed and approved. The percentages of votes cast in favour of, and withheld, in respect of the approval of the Restricted Share Plan were as follows (based on proxies voted at the meeting).

		For Against	93.22% 6.78%

Date: May 23, 2019